PROSPECTUS SUPPLEMENT                           REGISTRATION NO. 333-95807
(To Prospectus dated February 17, 2006)         Filed Pursuant to Rule 424(b)(3)


                             [TELECOM HOLDRS logo]


                        1,000,000,000 Depositary Receipts
                            Telecom HOLDRS (SM) Trust

          This prospectus supplement supplements information contained in the prospectus dated February 17, 2006 relating to the sale of up to 1,000,000,000 depositary receipts by the Telecom HOLDRS (SM) Trust.

          The share amounts specified in the table in the "Highlights of Telecom HOLDRS" section of the base prospectus shall be replaced with the following:

                                                                        Share         Primary
                      Name of Company(1)                    Ticker     Amounts    Trading Market
            --------------------------------------------- ---------- ----------- ----------------
            ALLTEL Corp.(1)                                   AT          2            NYSE
            AT&T Inc.                                         T        30.8971         NYSE
            BCE Inc.(2)                                      BCE        4.575          NYSE
            BellSouth Corp.                                  BLS          15           NYSE
            CenturyTel, Inc.                                 CTL          1            NYSE
            Cincinnati Bell Incorporated                     CBB          2            NYSE
            Embarq Corporation                                EQ      .830250654       NYSE
            Level 3 Communications, Inc.                     LVLT         3           NASDAQ
            Qwest Communications International Inc.           Q        12.91728        NYSE
            Sprint Nextel Corporation                         S      16.60501308       NYSE
            Telephone and Data Systems, Inc.                 TDS          1            AMEX
            Telephone and Data Systems, Inc. - Special      TDS.S         1            AMEX
            Common Shares
            Verizon Communications                            VZ        21.76          NYSE
            Windstream Corporation(1)                        WIN       2.067852        NYSE


          (1) Alltel Corporation (NYSE: ticker "AT"), a component of the Telecom HOLDRS Trust, has spun off and simultaneously merged its wireless business into Valor Communications Group, Inc. As a result of the merger, Valor Communications Group, Inc. has changed its name to Windstream Corporation (NYSE: ticker "WIN"), which was added as an underlying security of the Telecom HOLDRS Trust. For the 2 shares of Alltel Corporation per 100 shares round lot of Telecom HOLDRS, The Bank of New York received 2.067852 shares of Windstream Corporation. Effective July 21, 2006, 2.067852 shares of Windstream Corporation are required for creations/cancellations of Telecom HOLDRS.

          (2) As a result of the share consolidation and spin-off of BCE Inc. (NYSE "BCE"), a constituent of the Telecom HOLDRS Trust, (New) BCE Inc. (NYSE "BCE") has replaced BCE Inc. as an underlying constituent of the Telecom HOLDRS Trust. For the 5 shares of BCE Inc. per 100 shares round lot of Telecom HOLDRS, The Bank of New York received
          4.475 shares of (New) BCE Inc. and $10.640733 and distributed cash on July 25, 2006 at a rate of $0.10640733 per depository share. Effective July 14, 2006, 4.575 shares of (New) BCE Inc. are required for creations/cancellations of Telecom HOLDRS.


          The share amounts listed in the table above reflect all previous stock splits, dividends and business combination transactions.

          The date of this prospectus supplement is September 30, 2006.